NUVEEN INVESTMENT TRUST V

NOTICE OF CONTINUANCE OF INVESTMENT SUB-ADVISORY AGREEMENT

WHEREAS, Nuveen Fund Advisors, LLC, a Delaware limited liability company (the “Manager “) and NWQ Investment Management Company, LLC, a Delaware limited liability company (the “Sub-Adviser”) have entered into a Sub-Advisory Agreement, pursuant to which the Sub-Adviser furnishes investment advisory services to a series of Nuveen Investment Trust V as listed on attached Schedule A; and

WHEREAS, pursuant to the terms of the Agreement, the Agreement shall continue in force from year to year after the initial effective period of two years, provided that such continuance is specifically approved for each Portfolio (as defined in the Agreement) at least annually in the manner required by the Investment Company Act of 1940 and the rules and regulations thereunder.

NOW THEREFORE, this Notice memorializes between the parties that the Board of Trustees of Nuveen Investment Trust V, including the independent Trustees, at a meeting called in part for the purpose of reviewing the Agreement, have approved the continuance of the Agreement with respect to each Portfolio until August 1, 2014, in the manner required by the Investment Company Act of 1940.

Dated as of July 26, 2013

NUVEEN FUND ADVISORS, LLC

By:	/s/ Kevin J. McCarthy
Managing Director

ATTEST:

/s/ Virginia O’Neal

NWQ INVESTMENT MANAGEMENT COMPANY, LLC

By:	/s/ Avi Mizrachi
Its:	Managing Director

ATTEST:

SCHEDULE A TO SUB-ADVISORY AGREEMENT RENEWAL

AGREEMENTS BETWEEN NUVEEN FUND ADVISORS, LLC AND NWQ INVESTMENT MANAGEMENT COMPANY, LLC

Fund in Nuveen Investment Trust V	Date of Contract	Date of Renewal
Nuveen NWQ Flexible Income Fund f/k/a Nuveen NWQ Preferred Securities Fund	12-8-09	8-1-2013